Exhibit 99.1

Trina Solar Announces Second Quarter 2014 Results

CHANGZHOU, China, August 26, 2014 — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced its unaudited financial results for the second quarter of 2014.

Second Quarter 2014 Financial and Operating Highlights

•                  Solar module shipments were 943.3 MW during the second quarter of 2014, compared to 558.0 MW in the first quarter of 2014, an increase of 69.1%

•                  Net revenues were $519.4 million, an increase of 16.8% from the first quarter of 2014

•                  Cost of revenues was $439.2 million, an increase of 24.3% from the first quarter of 2014

•                  Gross profit was $80.2 million, a decrease of 12.3% from the first quarter of 2014

•                  Gross margin was 15.4%, compared to 20.6% in the first quarter of 2014

•                  Operating income was $15.7 million, a decrease of 59.0% from the first quarter of 2014

•                  Operating margin was 3.0%, compared to 8.6% in the first quarter of 2014

•                  Net income was $10.3 million, a decrease of 61.1% from the first quarter of 2014

•                  Earnings per fully diluted American Depositary Share (“ADS” and each ADS represents 50 of the Company’s ordinary shares) was $0.14, compared to $0.37 in the first quarter of 2014

Mr. Jifan Gao, Chairman and Chief Executive Officer of Trina Solar, commented, “It is my pleasure to report that we delivered a solid set of results in the second quarter of 2014. Our global sales network and strong brand allow us to capitalize on commercial opportunities across the multiple markets where we have a presence, which has helped us to achieve strong sequential shipment growth in our core module business. At the same time, our growth strategy of focusing on developing our downstream business is progressing well.

“In our module business, demand from both the China and overseas markets has picked up dramatically. Notably, we continue to see robust demand for our products from our many valued long-term customers in the U.S., thanks to Trina Solar’s established market position and superior product offerings. Following a relatively weak first quarter in China, we saw strong growth in demand for Trina Solar’s products in the second quarter.

“We are excited about the potential we see in our downstream business and will continue to invest in building a mature pipeline of projects. We have seen a steady flow of new opportunities in the key markets we are targeting for investment. In the second quarter of 2014, we commenced construction on schedule of a 90 MW power plant in China’s Xinjiang province. Further, we have completed a number of Distributed Generation (“DG”) projects in China, with a number of new projects currently being developed. In August, we acquired a 49.9 MW project in the United Kingdom. We believe the United Kingdom is a good target country for investment due to its well-established market and mature investment environment. Looking ahead, we are optimistic that our growth will continue, particularly in our downstream business. We expect to see more DG projects come online in China throughout the remainder of 2014.

“To support these initiatives and to capitalize on available growth opportunities, we recently raised $222.7 million in net proceeds through a successful follow-on public offering of American Depositary Shares and a concurrent offering of convertible senior notes. This funding provides additional flexibility to accelerate growth in downstream and strategically expands our module production capacity.

“Finally, in relation to the recent U.S. antidumping and countervailing duty (“AD” and “CVD”) preliminary rulings and our strategy in the U.S. market, we believe Trina Solar will continue to play an important role and maintain our leading market position in the U.S. thanks to our solid and long-standing reputation for high quality products and services, our competitive cost structure, strong manufacturing capacity, and the fact that Trina has the lowest 2014 and 2012 AD and CVD tariffs among all Chinese solar products manufacturers.”

Second Quarter 2014 Results

Net Revenues

Net revenues in the second quarter of 2014 were $519.4 million, an increase of 16.8% sequentially and an increase of 17.9% year-over-year. Total shipments were 943.3 MW, of which 148.7 MW were shipped to the Company’s own downstream power plants in China and the UK, compared to total shipments of 558.0 MW in the first quarter of 2014 and 646.6 MW in the second quarter of 2013. Revenues were not recognized for 148.7 MW of internal shipments as required by U.S. Generally Accepted Accounting Principles (U.S. GAAP). The sequential increase in revenues and shipments was primarily due to an increase in demand from China and the U.S. The year-over-year increase in shipments and revenues was driven largely by rising shipment volumes due to growing demand from key geographical regions, particularly China, Japan and the U.S.

Gross Profit and Margin

Gross profit in the second quarter of 2014 was $80.2 million, compared to $91.5 million in the first quarter of 2014 and $51.2 million in the second quarter of 2013.

Gross margin was 15.4% in the second quarter of 2014, compared to 20.6% in the first quarter of 2014 and 11.6% in the second quarter of 2013. The sequential decrease was primarily due to a decrease in ASP as a result of greater sales to China, in comparison to other relatively higher priced markets, as well as a slight increase in polysilicon cost on a per watt basis. In addition, compared to the first quarter, insignificant revenues and gross profit contribution from our downstream business, also partially resulted in an anticipated margin decrease. The year-over-year increase in gross margin was primarily due to an increase in ASP.

Operating Expense, Income (Loss) and Margin

Operating expenses in the second quarter of 2014 were $64.5 million, an increase of 21.2% sequentially and a decrease of 14.0% year-over-year. The sequential increase was primarily due to an increase in selling expenses, particularly higher shipping expenses resulting from an increase in shipment volumes. The Company’s operating expenses represented 12.4% of its second quarter net revenues, an increase from 12.0% in the first quarter and a decrease from 17.0% in the second quarter of 2013. Operating expenses included a reversal of accounts receivable provision of $0.9 million in the second quarter of 2014, compared to an accounts receivable provision of $1.2 million in the first quarter of 2014 and $8.7 million in the second quarter of 2013 respectively.

As a result, operating income in the second quarter of 2014 was $15.7 million, compared to $38.2 million in the first quarter of 2014 and an operating loss of $23.9 million in the second quarter of 2013. Operating margin was 3.0% in the second quarter of 2014, compared to 8.6% in the first quarter of 2014 and negative 5.4% in the second quarter of 2013.

Net Interest Expense

Net interest expense in the second quarter of 2014 was $8.1 million, compared to $8.7 million in the first quarter of 2014 and $11.0 million in the second quarter of 2013. The sequential decrease in net interest expense was due to a decrease in bank borrowings in the second quarter of 2014.

Foreign Currency Exchange Gain (Loss)

The Company had a foreign currency exchange gain of $3.3 million in the second quarter of 2014, which included a gain on change in fair value of foreign exchange derivative instruments of $1.2 million, compared to a net gain of $0.8 million in the first quarter of 2014 and a net loss of $2.2 million in the second quarter of 2013.

Income Tax Expense (Benefit)

Income tax expense was $2.2 million in the second quarter of 2014, compared to $6.4 million in the first quarter of 2014 and an income tax benefit of $0.9 million in the second quarter of 2013.

Net Income (Loss) and Earnings (Loss) per ADS

Consequently, net income was $10.3 million in the second quarter of 2014, compared to $26.5 million in the first quarter of 2014 and a net loss of $33.7 million in the second quarter of 2013.

Net margin was 2.0% in the second quarter of 2014, compared to 6.0% in the first quarter of 2014 and negative 7.6% in the second quarter of 2013.

Earnings per fully diluted ADS were $0.14 in the second quarter of 2014, compared to $0.37 in the first quarter of 2014 and loss per fully diluted ADS of $0.47 in the second quarter of 2013.

Financial Condition

As of June 30, 2014, the Company had $562.7 million in cash and cash equivalents and restricted cash. Total bank borrowings were $774.7 million, of which $669.5 million were short-term borrowings, including current portion of long-term borrowings.

Accounts receivable, net of the allowance for doubtful accounts, at the end of the second quarter of 2014 were $457.8 million, compared to $347.4 million at the end of the first quarter of 2014.

As of June 30, 2014, the Company’s working capital balance was $150.9 million, compared to $23.8 million as of March 31, 2014.

Shareholders’ equity was $912.9 million as of June 30, 2014, an increase from $848.0 million at the end of the first quarter of 2014.

Project Development

Projects in China

Utilities

In June, the Company commenced construction of a 90 MW solar power plant in Xinjiang province, China on schedule. This marks the first phase of construction under a four-year investment framework agreement signed with the local government of Turpan Prefecture in December 2013. Under the agreement, the planned solar power plants with a total capacity of 1 GW will be built in multiple phases.

The Company started construction of a 120 MW utility scale solar project in Jiangsu province in China in the second quarter and expects to complete construction towards the end of this year.

Distributed Generation

The Company has signed an Energy Management Contract with a company to install 13 MW solar panels on its carport in Hunan province, China. The Company expects to commence construction of this project in November 2014.

The Company has signed two 25-year DG Energy Management Contracts (“EMC”) with two companies in Changzhou, Jiangsu province to invest and install total 7.4 MW of solar panels on the rooftop of the two companies’ manufacturing facilities in Changzhou. The Company expects to commence construction of both projects in September this year.

International Projects

In the UK, the Company intends to sell two PV power plants with a total capacity of 23.8 MW in the third quarter of 2014, which were connected to the grid at the end of March 2014. The Company is also developing additional projects in Europe, as well as projects in other regions. For example, the Company recently announced that it planned to develop a 49.9 MW utility-scale power project in the UK. The Company expects to commence construction of this project in the third quarter of 2014 and complete grid connection in March 2015.

Trina Solar continues to develop projects in and outside of China. As the Company evaluates risk factors related to new solar power projects, it will continue to carefully consider a number of factors including location, local policies and regulatory environment, the availability of financing for both the Company and prospective purchasers, and the potential internal rate of return. The commencement and grid-connection of a project is subject to a number of factors, some of which are beyond the Company’s control, such as the availability of network transmission and interconnection facilities, as well as the attainment of project permissions by relevant regulatory authorities.

Operations and Business Development and Outlook

2014 Manufacturing Capacity

As of June 30, 2014, the Company had annualized in-house ingot and wafer production capacity of 2.0 GW and 1.6 GW respectively, and PV cell and module capacity of approximately 2.7 GW and 3.6 GW, respectively.

The Company expects that as of December 31, 2014, it will have annualized in-house ingot production capacity of 2.2 GW, wafer capacity of 1.7 GW, PV cell capacity of approximately 3.0 GW, and module capacity of approximately 3.8 GW.

Third Quarter and Fiscal Year 2014 Guidance

In the third quarter of 2014 the Company expects to ship between 1,060 MW and 1,120 MW of PV modules, of which 130 MW to 150 MW will be shipped to its downstream PV projects. Revenues will not be recognized for the modules shipped to its own developed projects as required by U.S. GAAP. The Company expects its blended gross margin for 2014 to be at mid-teens in percentage terms with slightly lower gross margin expected for the third quarter of 2014.

The Company reiterates its 2014 guidance of total PV module shipments between 3.6 GW and 3.8 GW, of which 400 MW to 500 MW of PV modules will be shipped to the Company’s own downstream projects. Revenues will not be recognized for the modules shipped to its own projects as required by U.S. GAAP. The Company maintains its guidance of completed downstream PV projects of between 400 MW and 500 MW for the year of 2014.

Conference Call

The Company will host a conference call on Tuesday, August 26, 2014 at 8:00 a.m. U.S. Eastern Daylight Time (EDT) (8:00 p.m. Beijing / Hong Kong, August 26, 2014), to discuss results for the second quarter 2014.

Joining Jifan Gao, Chairman and CEO of Trina Solar, on the call will be Teresa Tan, Chief Financial Officer, Zhiguo Zhu, Module Business Unit President, and Yvonne Young, Investor Relations Director. The Company plans to distribute its earnings announcement before the call.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time +1(800)884-2382. International callers should dial +1(660)422-4933. The conference ID for the call is 8857-2157.

If you are unable to participate in the call at this time, a replay will be available from 11:30 a.m. EST on August 26th, 2014 through 11:59 p.m. EST on September 12th, 2014. To access the replay, please dial +1(855)859-2056, international callers should dial +1(404)537-3406, and enter the conference ID 8857-2157.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE:  TSL) is a global leader in PV modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; our expectations regarding the expansion of the Company’s manufacturing capacities; the Company’s future business development; the Company’s downstream project development and pipeline; the Company’s beliefs regarding its production output and production outlook; the future trading of the securities of the Company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited Teresa Tan, CFO Email: teresa.tan@trinasolar.com	Brunswick Group Ilse Schache Email: trina@brunswickgroup.com Phone: + (86) 10-5960-8600 (Beijing)
Yvonne Young Head of Investor Relations Phone: + (86) 519-8517-6878 (Changzhou) Email: ir@trinasolar.com

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Operations

(US dollars in thousands, except ADS and share data)

	For the Three Months Ended
	Jun. 30,	Mar. 31,	Jun. 30,
	2014	2014	2013
Net revenues	$519,425	$444,811	$440,725
Cost of revenues	439,190	353,298	389,507
Gross profit	80,235	91,513	51,218
Operating expenses
Selling expenses	34,275	24,186	37,279
General and administrative expenses	25,116	24,308	33,709
Research and development expenses	5,145	4,774	4,085
Total operating expenses	64,536	53,268	75,073
Operating income (loss)	15,699	38,245	(23,855)
Foreign exchange gain (loss)	2,166	1,576	(2,626)
Interest expenses	(8,770)	(9,139)	(11,507)
Interest income	664	460	466
Gain (loss) on change in fair value of derivative	1,168	(815)	451
Other income, net	1,545	2,557	2,528
Income (loss) before income taxes	12,472	32,884	(34,543)
Income tax (expense) benefit	(2,168)	(6,411)	893
Net income (loss)	10,304	26,473	(33,650)
Loss attributable to the noncontrolling interests	424	35	—
Net income (loss) attributable to Trina Solar Limited	$10,728	$26,508	$(33,650)
Earnings (loss) per ADS*
Basic	$0.15	$0.37	$(0.47)
Diluted	$0.14	$0.37	$(0.47)
Weighted average ADS outstanding*
Basic	73,361,347	71,180,980	70,873,548
Diluted	76,707,976	72,562,435	70,873,548

* “ADS” refers to any of our American depository shares, each representing 50 ordinary shares.

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

(US dollars in thousands)

	For the Three Months Ended
	Jun. 30,	Mar. 31,	Jun. 30,
	2014	2014	2013
Net income (loss)	$10,304	$26,473	$(33,650)
Other comprehensive income (loss):
Foreign currency translation adjustments	(746)	(2,292)	(172)
Comprehensive income (loss)	9,558	24,181	(33,822)
Comprehensive loss attributable to non-controlling interests	421	112	—
Comprehensive income (loss) attributable to Trina Solar Limited	$9,979	$24,293	$(33,822)

Trina Solar Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Jun. 30,	Mar. 31,	Dec. 31,
	2014	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$452,156	$463,511	$486,686
Restricted cash	110,517	114,190	74,720
Inventories	451,218	426,683	244,532
Project assets, current portion	47,164	39,640	73,305
Accounts receivable, net	457,812	347,439	435,092
Current portion of advances to suppliers, net	58,771	63,911	68,253
Prepaid expenses and other current assets, net	132,985	117,576	139,113
Total current assets	1,710,623	1,572,950	1,521,701
Property, plant and equipment, net	1,019,506	898,197	889,752
Project assets, net of current portion	1,980	5,730	6,097
Land use rights, net	48,532	48,821	43,287
Advances to suppliers, net of current portion	35,041	39,966	41,908
Investment in equity affiliates	11,620	11,770	11,770
Deferred income tax assets, net	47,188	46,343	50,901
Other noncurrent assets	5,645	1,223	1,813
TOTAL ASSETS	$2,880,135	$2,625,000	$2,567,229
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	$669,472	$877,138	$935,590
Accounts payable	728,730	536,862	476,533
Accrued expenses and other current liabilities	161,517	135,186	128,420
Total current liabilities	$1,559,719	1,549,186	1,540,543
Long-term bank borrowings, excluding current portion	105,223	105,405	100,502
Convertible senior notes	172,500	—	—
Accrued warranty costs	89,977	85,079	81,743
Other noncurrent liabilities	20,201	20,945	21,962
Total liabilities	1,947,620	1,760,615	1,744,750
Ordinary shares	41	36	36
Additional paid-in capital	719,814	664,922	663,388
Retained earnings	180,605	169,877	143,369
Accumulated other comprehensive income	12,440	13,189	15,403
Total Trina Solar Limited shareholders’ equity	912,900	848,024	822,196
Non-controlling interests	19,615	16,361	283
Total equity	932,515	864,385	822,479
TOTAL LIABILITIES AND EQUITY	$2,880,135	$2,625,000	$2,567,229